FOR IMMEDIATE RELEASE

Jones Apparel Group, Inc.

Contacts: Wesley R. Card, Chief Financial Officer
Anita Britt, Vice President, Finance and Investor Relations

(215) 785-4000

JONES APPAREL GROUP, INC. PRICES CONVERTIBLE DEBT ISSUE

NEW YORK, NEW YORK -- January 25, 2001 -- Jones Apparel Group, Inc. (NYSE: JNY) today announced that it priced its offering of 20-year, zero coupon convertible senior debt securities. Gross proceeds of the offering will be $350.0 million. The securities will carry a 3.5% yield to maturity with a face value of $700.6 million and will be convertible into common stock at an initial premium of 40%. The Company has granted the initial purchasers of the securities an option to purchase additional zero coupon convertible senior debt securities to cover over-allotments which, if exercised, would provide the Company with $52.5 million in additional gross proceeds.

The securities have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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